April 2, 2025

Mark E. Lashier
Chairman and Chief Executive Officer
Phillips 66
2331 CityWest Blvd.
Houston, TX 77042

       Re: Phillips 66
           Preliminary Proxy Statement filed March 26, 2025
           File No. 001-35349
Dear Mark E. Lashier:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement filed March 26, 2025
Background of the Solicitation, page 21

1.     We note the disclosure on page 25 that receipt of Elliott's "formal"
nomination
       notice occurred on February 13, 2025. Please also disclose, if true, that such notice was received by email on the previous day.
2.     We note the following disclosure on page 26: "On March 14, 2025, the
Nominating
       and Governance Committee convened a special meeting via videoconference to
       discuss potential director candidates for recommendation to the Board to fill the four
       Class I seats up for election at the upcoming Annual Meeting, including to fill the
       vacancies created by Mr. Adams    and Ms. Ramos    decision not to stand
for re-
       election." We also note the following disclosure in the Company's Form 8-K of
       February 18, 2025: "Effective immediately after the Annual Meeting, the size of the
       Company   s Board will be reduced from 14 to 12 directors." The first statement
       appears to imply that a decision had been made not to reduce the size of the Board from 14 to 12, contrary to what had been announced publicly on February
18. Please
 April 2, 2025
Page 2

       revise the disclosure to clarify, or advise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to David Plattner at 202-551-8094.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers
and Acquisitions